

Desjardins Securities International Inc.

Financial Statements

December 31, 2021 and 2020

(stated in U.S. dollars)

Table of Contents

DESJARDINS SECURITIES INTERNATIONAL INC.
Balance Sheets
As at December 31
(stated in U.S. dollars)

	Notes	2021	2020
ASSETS			
Cash and cash equivalents		**$ 9,289,909**	$ 8,558,949
Amounts receivable			
From broker-dealers and counterparties		**675,435**	574,713
From parent company, without interest or reimbursement terms	6	**-**	112
Income tax receivable		**-**	29,532
Research services receivable		**12,812**	42,142
		688,247	646,499
Other assets			
Deposit		**100,000**	100,000
Prepaid expenses		**53,586**	57,764
Deferred tax asset		**-**	42
		153,586	157,806
		$10,131,742	$ 9,363,254
LIABILITIES			
Amounts payable			
To broker-dealers and counterparties		**$ 5,978**	$ 24,645
Accounts payable and accrued liabilities		**58,836**	46,609
To parent company and affiliates, without interest or reimbursement terms	6	**1,711**	-
Income tax payable		**33,797**	-
		100,322	71,254
SHAREHOLDER'S EQUITY	5	**10,031,420**	9,292,000
		$10,131,742	$ 9,363,254

See accompanying notes to the Financial Statements.

On behalf of the Board of Directors

…………………………………………………………………….., Director
Danny Charette

…………………………………………………………………….., Director
Craig Brenner

DESJARDINS SECURITIES INTERNATIONAL INC.

Statements of Operations
For the years ended December 31, 2021 and 2020
(stated in U.S. dollars)

	Notes	2021	2020
Revenue			
Commissions		$ 1,292,637	$ 1,091,376
Research services		361,751	501,103
Foreign exchange gain (loss)		(6,936)	(11,856)
Net interest		2,065	38,383
		1,649,517	1,619,006
Operation and administration			
Management fees	6	467,927	467,808
Clearing and regulatory fees		80,675	92,560
Business development costs		639	15,345
Professional fees		91,305	85,393
Other		28,177	25,639
		668,723	686,745
Income before income taxes		980,794	932,261
Income tax expense	4	241,374	193,175
Net income		$ 739,420	$ 739,086

See accompanying notes to the Financial Statements.

DESJARDINS SECURITIES INTERNATIONAL INC.
Statements of Changes in Shareholder's Equity
For the years ended December 31, 2021 and 2020
(stated in U.S. dollars)

	Share capital	Retained earnings	Total
Balance as at December 31, 2019	$ 3,214,763	$ 5,338,151	$ 8,552,914
Net income	-	739,086	739,086
Balance as at December 31, 2020	$ 3,214,763	$ 6,077,237	$ 9,292,000
Net income	-	739,420	739,420
Balance as at December 31, 2021	**$ 3,214,763**	**$ 6,816,657**	**$10,031,420**

See accompanying notes to the Financial Statements.

DESJARDINS SECURITIES INTERNATIONAL INC.
Statements of Cash Flows
For the years ended December 31, 2021 and 2020
(stated in U.S. dollars)

	2021	2020
Operating activities		
Net income	$ **739,420**	$ 739,086
Deferred tax	**42**	103
Change in operating assets and liabilities:		
Amounts receivable from and payable to broker-dealers and counterparties, net	**(119,390)**	(82,305)
Research services receivable	**29,330**	32,478
Other assets	**4,178**	(7,623)
Accounts payable and accrued liabilities	**12,228**	(13,615)
Income taxes payable	**63,329**	215,618
	729,137	883,742
Financing activities		
Amounts payable to parent company	**1,823**	(78,196)
	1,823	(78,196)
Increase in cash and cash equivalents	**730,960**	805,546
Cash and cash equivalents, beginning of year	**8,558,949**	7,753,403
Cash and cash equivalents, end of year	**$ 9,289,909**	$ 8,558,949
Cash and cash equivalents consist of:		
Cash	**490,207**	491,567
Money market investments	**8,799,702**	8,067,382
Cash and cash equivalents, end of year	**$ 9,289,909**	$ 8,558,949

See accompanying notes to the Financial Statements.

DESJARDINS SECURITIES INTERNATIONAL INC.

DESJARDINS SECURITIES INTERNATIONAL INC.
Notes to the Financial Statements
December 31, 2021 and 2020
(stated in U.S. dollars)

1. Description of Business

Desjardins Securities International Inc. (the Company) was incorporated on January 24, 2001 under the Canada Business *Corporations Act.* The Company is a member of the *Financial Industry Regulatory Authority* (FINRA) and *US Securities and Exchange Commission* (SEC), and operates pursuant to SEC Rule 15c3-3(k)(2)(ii) as an introducing broker-dealer, clearing all transactions on a fully disclosed basis through its clearing firm, Pershing LLC. Desjardins Securities International Inc. does not hold customer funds or safe keep customer securities.

The Company is a wholly-owned subsidiary of Desjardins Securities Inc., which is under the ultimate control of the Federation des caisses Desjardins du Quebec (the Federation) through Desjardins Financial Holding Inc., a wholly owned subsidiary of the Federation, and is therefore a component of Desjardins Group (the Desjardins Group). The Company's head office is located at 1170 Peel Street, Suite 300, Montreal, Quebec, Canada, H3B 0A9.

2. Adoption of New Accounting Policies

The Company adopted ASU 2019-12 Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU removes specific exceptions to the general principles in Topic 740 in Generally Accepted Accounting Principles (GAAP). It eliminates the need for an organization to analyze whether the following apply in a given period:

- Exception to the incremental approach for intraperiod tax allocation;
- Exceptions to accounting for basis differences when there are ownership changes in foreign investments; and
- Exception in interim period income tax accounting for year-to-date losses that exceed anticipated losses.

The ASU also improves financial statement preparers' application of income tax-related guidance and simplifies GAAP for:

- Franchise taxes that are partially based on income;
- Transactions with a government that result in a step up in the tax basis of goodwill;
- Separate financial statements of legal entities that are not subject to tax; and
- Enacted changes in tax laws in interim periods.

This new amendment does not have a material impact on the financial statements of the Company.

3. Significant Accounting Policies

These Financial Statements have been prepared in accordance with the Generally Accepted Accounting Principles in the United States ("US GAAP").

a) Use of Estimates

The preparation of the Financial Statements in accordance with US GAAP requires management to make estimates and assumptions which affect the reported amounts of revenues, expenses, assets and liabilities and the disclosure of contingent assets and liabilities at the reporting date. These estimates are based on judgment and the best available information at the time. Therefore, actual results may differ from these estimates. There were no significant estimates during 2021 and 2020.

The COVID-19 pandemic did not have a material impact on the judgments made as well as on the estimates and assumptions made by management for the purposes of preparing the financial statements.

b) Transactions

Transactions and related revenues and expenses are recorded on a trade date basis.

c) Financial Instruments

The Company classifies its financial assets in the category "Loans and receivables". Financial liabilities are classified in the category "Other".

DESJARDINS **SECURITIES INTERNATIONAL INC.**
Notes to the Financial Statements
December 31, 2021 and 2020
(stated in U.S. dollars)

All financial assets and liabilities are initially recognized at fair value. The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

After the initial recognition, financial assets and liabilities are subsequently carried at amortized cost under the effective interest rate method. The carrying value of these financial assets and liabilities approximates their fair value.

d) Cash and Cash Equivalents

Cash and cash equivalents consist of cash and money market investments. Cash equivalents are short-term investments, very liquid, easily convertible into a known cash amount, subject to a negligible risk of a change in value and are not segregated and deposited for regulatory purposes.

e) Accounts receivable

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off balance sheet credit exposures in accordance with FASB Accounting Standards Codification ("ASC") 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit Loss expense.

The Company's research services receivable relate to the research services revenues. These amounts receivable are short term in nature. The Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The commission receivables include amounts receivable from unsettled trades, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. The Company's trades and contracts are cleared through an external party Pershing LLC. The receivables balance are settled on a monthly basis. The amount of unsettled credit exposures is limited to the amount owed the Company for a short period of time. In addition, the exposure to credit losses is de minimus because the terms of the majority of transactions executed by the parent are RVP/DVP (receipt versus payment/deliver versus payment).

f) Foreign Currency Translation

The Company's functional and presentation currency is the U.S. dollar. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at exchange rates prevailing at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect at the transaction date. Revenue and expenses denominated in foreign currencies are translated at the exchange rate prevailing at the transaction date. Gains and losses resulting from the translation of foreign currencies are included in "Revenue - Foreign exchange gain (loss)" in the Statements of Operations.

g) Revenue Recognition

The Company's revenues from contracts with customers are recognized when the performance obligations are satisfied at an amount that reflects the consideration expected to be received in exchange for such services. The majority of the Company's performance obligations are satisfied at a point in time. The Company's main sources of revenue from contracts with customers are as follows:

– *Brokerage commissions* are charged to customers for order execution services and trade clearing and settlement services.

   The Company recognizes revenue at the time of execution of the order (i.e. trade date). Commissions are generally collected from cleared customers on settlement date.

– *Research fees* are charged to customers for financial information, analysis and research to which they subscribe, that are delivered by the Company. The Company recognizes revenue when the collectibility is reasonably assured, generally in arrears.

DESJARDINS SECURITIES INTERNATIONAL INC.
Notes to the Financial Statements
December 31, 2021 and 2020
(stated in U.S. dollars)

The Company also earns revenues from other sources including interest revenue earned on the cash balances and money market investments recognized based on the effective interest rate method, and foreign exchange gains or losses resulting from translation of transactions denominated in foreign currencies.

h) Deposit

The Company operates pursuant to Security and Exchange Act Rule 15c3-3(k)(2)(ii) as an introducing broker-dealer on a fully disclosed basis through its clearing firm, Pershing LLC. This organisation requires a clearing deposit of $100,000.

i) Income Taxes

Current Income Tax

Current income tax assets and liabilities for the current year and prior years are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amounts are those that are enacted or substantively enacted at the reporting dates.

Deferred Tax

Deferred taxes are accounted for using the liability method. This method requires that deferred taxes reflect the expected deferred tax effect of all temporary differences at the reporting date between the carrying amounts of assets and liabilities for financial statement purposes and their tax bases. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Deferred tax assets are recognized when it is more likely than not that they will be realized.

j) Subsequent events

The Company has evaluated whether any events or transactions occurred subsequent to the date of the Financial Statements and through February 16, 2022 and determined that there were no material events or transactions that would require recognition in these Financial Statements.

4. Income Taxes

a) Income Tax Expense

	2021	2020
Current	$ 241,332	$ 193,072
Deferred	42	103
	$ 241,374	$ 193,175

Earnings are subject to Canadian income taxes. The effective tax rate on earnings varies from year to year according to the changes in the combined statutory income tax rate. The Company's income tax expense recorded in the Statements of Operations differs from the amount that would be computed by applying the Canadian statutory tax rates as a result of the following:

	2021	2020
Income taxes at the Canadian combined statutory rate of 26.50% (26.50% in 2020)	$ 260 053	$ 247 049
Change in income taxes resulting from:		
Non-deductible expenses and other	160	708
Adjustments in respect of current income taxes	(916)	(790)
Exchange remeasurement of current income taxes	799	4 459
Income taxes on foreign exchange gains on account of capital	(18 722)	(58 251)
Income tax expense	$ 241 374	$ 193 175

DESJARDINS SECURITIES INTERNATIONAL INC.
Notes to the Financial Statements
December 31, 2021 and 2020
(stated in U.S. dollars)

The Company is subject to examination by the tax authorities for the open tax years ending December 31, 2018 to 2021.

The Company has no accrual for uncertain tax positions.

5. Shareholder's Equity

a) Authorized Share Capital

– an unlimited number of voting and participating Class A shares, without par value;

– an unlimited number of non-voting, participating Class B shares, convertible to Series D shares, without par value;

– an unlimited number of voting, non-participating Class C shares, without par value;

– an unlimited number of non-voting, non-participating Class D shares, non-cumulative dividend of 1% per month, without par value;

– an unlimited number of non-voting, non-participating Class E shares, non-cumulative dividend of 1% per month, without par value;

– an unlimited number of non-voting, non-participating Class F shares, non-cumulative dividend of 8% per year, without par value;

– an unlimited number of non-voting, non-participating Class G shares, non-cumulative dividend of 8% per year, without par value.

b) Share Capital Issued

	2021	2020
4,075,000 Series A common shares	$ 3,214,763	$ 3,214,763

c) Capital Management

As a FINRA and SEC registered introducing broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of a minimum net capital equal to the greater of $100,000 or 6⅔% of aggregate indebtedness, both as defined by the Rule. As of December 31, 2021, the Company has a net capital of $ 8,827,594 which exceeds the required net capital of $100,000 by $ 8,727,594 (see Note 8).

The Company does not hold client funds or securities nor owe money or securities to customers. Accordingly, the Company operates under the exemptive provisions of Rule 15c 3 3 of the Act, under paragraph (k)(2)(ii) of that Rule. Therefore, the Company is not required to determine customer reserve requirements or provide information for possession or control requirements.

6. Related Party Transactions

The related party balances set forth in the table below result from transactions between the Company and the parent company and affiliates from Desjardins Group, in the normal course of business, as part of its operations. These transactions are measured at the exchange value which is the consideration established and agreed to by the related parties.

The transactions and balances with these entities are the following:

	2021	2020
Management fees (parent company)[1]	$ 467,927	$ 467,808
Cash (affiliates)	487,980	491,118
Amounts receivable (payable) to the parent company	1,711	(112)

(1) Management fees consist of various services and facilities, as agreed upon in the expense sharing agreement.

DESJARDINS **SECURITIES INTERNATIONAL INC.**
Notes to the Financial Statements
December 31, 2021 and 2020
(stated in U.S. dollars)

7. **Financial Risk Management**

In the normal course of business, the Company purchases and sells for its clients a variety of financial instruments to earn commission revenue. Each agreement or contract exposes the Company to varying degrees of credit, liquidity and market risks.

a) **Credit risk**

Credit risk, principally, relates to the failure by a client to honour its contractual obligations or to an unfavourable market fluctuation that would prevent the Company from realizing its guarantees in full. This risk is managed in accordance with the credit policies established by management. Most of these transactions are standardized contracts executed in recognized markets and are subject to daily settlement of the various margins.

b) **Liquidity risk**

Liquidity risk is the risk that the Company cannot quickly convert its assets into cash in order to efficiently fulfill its financial obligations, particularly in order to fulfill the clients' requests for funds.

The following table presents financial liabilities by residual contractual terms to maturity:

Financial liability	December 31, 2021	December 31, 2020	Contractual term to maturity
To broker-dealers and counterparties	$ 5,978	$ 24,645	Due within one year
Accounts payable and accrued liabilities	58,836	46,609	Due within one year
To parent company and affiliates, without interest	1,711	-	On demand

c) **Market risk**

Market risk is the risk that the fair value of financial instruments will fluctuate because of changes in market prices. The Company is primarily exposed to foreign exchange risk.

Foreign exchange risk arises from the possibility that changes in foreign exchange rates could result in losses. The Company may enter into financial instruments consisting primarily of short-term investments and related party balances that may be denominated in foreign currencies. The Company has no involvement with derivative financial instruments used to reduce the foreign exchange risk.

In addition, earnings are subject to Canadian income taxes measured and paid in Canadian dollars. The Company translates its U.S. denominated Financial Statements into Canadian dollars for purposes of filing its Canadian tax returns. Given the changes in foreign exchange rates, this exposes the Company to significant fluctuations in the amount of taxes to be paid.

DESJARDINS SECURITIES INTERNATIONAL INC.
Notes to the Financial Statements
December 31, 2021 and 2020
(stated in U.S. dollars)

8. Schedule of Computation of Net Capital

	2021
Total shareholder's equity as at December 31, 2021	**$10 031 420**
Deduct non-allowable assets	
Cash (affiliates)	**487 980**
Receivable from broker-dealers and counterparties	**611 127**
Other receivables	**66 397**
	1 165 504
Other deductions - Insurance deductible margin on	
securities position and foreign exchange margin	**38 322**
Net capital	**8 827 594**
Computation of aggregate indebtedness to net capital requirements	
Required minimum net capital: the greater of:	
i) $100,000 or	
ii) 6⅔% of aggregate indebtedness of $ 100,322	**100 000**
Excess net capital	**$ 8 727 594**
Ratio: Aggregate indebtedness to net capital	**0.0114**

The Company is exempt from the reserve requirements of Rule 15c3-3 of the Security and Exchange Act under paragraph (k)(2)(ii) of that Rule. There are no material differences between the above computation and the corresponding computation prepared by the Company and included in the unaudited Part II Focus Report, as filed on January 26, 2022.